EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
Amounts in millions, except ratio amounts	2015	2014	2013	2012	2011	2016	2015
EARNINGS, AS DEFINED
Earnings from operations before income taxes after eliminating undistributed earnings of equity method investees	$11,009	$13,492	$13,499	$11,970	$13,370	$10,698	$9,933
Fixed charges (excluding capitalized interest)	842	928	900	1,000	1,053	580	646
TOTAL EARNINGS, AS DEFINED	$11,851	$14,420	$14,399	$12,970	$14,423	$11,278	$10,579

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$693	$789	$755	$844	$889	$471	$531
1/3 of rental expense	166	174	171	176	170	110	129
TOTAL FIXED CHARGES, AS DEFINED	$859	$963	$926	$1,020	$1,059	$581	$660

RATIO OF EARNINGS TO FIXED CHARGES	13.8x	15.0x	15.5x	12.7x	13.6x	19.4x	16.0x